

VIA FACSIMILE AND U.S. MAIL

February 2, 2010

Bruce Harmon
Chief Financial Officer
Winwheel Bullion, Inc.
4695 MacArthur Court, 11th Floor
Newport Beach, California 92660

> **RE: Winwheel Bullion, Inc.**
> **Form 10-K for the Year Ended March 31, 2009**
> **Forms 10-Q for the Periods Ended June 30, 2009 and**
> **September 30, 2009**
> **File No. 0-52677**

Dear Mr. Harmon:

We have reviewed your filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED MARCH 31, 2009

General

1. Where a comment below requests additional disclosures or other revisions, please show us what the revisions will look like in your supplemental response. With the exception of the comments below that specifically request an amendment, all other revisions may be included in your future filings, including your interim filings where appropriate.

<u>Reports of Independent Registered Public Accounting Firms, page 11</u>

2. Since you are a development stage entity, the period from inception to the end of your most recently completed fiscal year should be audited and covered by an audit report. Please make arrangements with your auditors to ensure that this occurs in your Form 10-K for the year ended March 31, 2010. If your current auditor places reliance on the prior auditor for a portion of this period, the current auditor should make reference to that effect in his report. The separate report of the prior auditor for the period from inception to March 31, 2008, should also be included if that is the period being relied upon. Refer to Rule 2-05 of Regulation S-X. Also, since we assume your Form 10-K for the year ended March 31, 2010 will not include separate statements of operations or cash flows for the fiscal year ended March 31, 2008 or a March 31, 2008 balance sheet, please also ensure the prior auditors' report does not refer to these items if their report is included.

<u>Item 9A – Controls and Procedures</u>
<u>Evaluation of Disclosure Controls and Procedures, page 23</u>

3. Please disclose the facts and circumstances leading to your conclusion that your disclosure controls and procedures were not effective.

<u>Management's Report on Internal Control over Financial Reporting, page 23</u>

4. Please disclose in greater detail the nature of each material weakness in your internal control over financial reporting. Please also revise your disclosure to clearly identify these items as being material weaknesses. Refer to Item 308T(a)(3) of Regulation S-K.

5. When you file your Form 10-K for the year ended March 31, 2010, please ensure that the attestation report from your auditors regarding your internal control over financial reporting is also included. See Items 308(b) and 308T of Regulation S-K.

<u>Changes in Internal Control over Financial Reporting, page 23</u>

6. You disclose that "Except as set forth above, there were no changes in our internal control over financial reporting that occurred during the period covered by this report that have materially affected or are reasonably likely to materially affect our internal control over financial reporting." Please revise to state clearly whether or not there were changes in your internal control over financial reporting that occurred during this quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting and disclose the nature and timing of each change, if applicable.

<u>FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2009</u>

<u>General</u>

7. Please address the comments above in your interim filings as well.

<u>Item 4 – Controls and Procedures</u>
<u>Evaluation of Disclosure Controls and Procedures, page 12</u>

8. Your current disclosure indicates that your Chief Executive Officer and Chief Financial Officer concluded as of March 31, 2009 that your disclosure controls and procedures were not effective as required under Rules 13a-15(e) and 15d-15(e) under the Exchange Act. Please amend your Form 10-Q to include the conclusion of your Chief Executive Officer and Chief Financial Officer regarding the effectiveness of your disclosure controls and procedures as of September 30, 2009. Please also disclose the facts and circumstances leading to your conclusion that your disclosure controls and procedures were not effective. Refer to Item 307 of Regulation S-K. When you file the amendment to the Form 10-Q, please also ensure that you file updated certifications that refer to the Form 10-Q/A.

<u>Management's Report on Internal Control over Financial Reporting, page 12</u>

9. You have included management's report on internal control over financial reporting in your Form 10-Q. Management's report on internal control over financial reporting need only be included in your Forms 10-K. Please amend your Form 10-Q for the period ended September 30, 2009 to remove it. Refer to Item 308T(a)(3) of Regulation S-K. Ensure that the disclosures required by Item 308T(b) of Regulation S-K, as revised to address comment four above, are included in your amended Form 10-Q.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733, or the undersigned at (202) 551-3769, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief